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                      Securities and Exchange Commission
                            Washington, D.C. 20549
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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            SFX BROADCASTING, INC.
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                               (Name of issuer)

                Class A Common Stock, par value $.01 per share
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                        (Title of class of securities)

                                  784174 AA 2
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                                (CUSIP number)

                             Robert F.X. Sillerman
                             150 East 58th Street
                           New York, New York 10155
                                (212) 980-4450
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 22, 1996
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                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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

                                    13D

CUSIP NO. 784174 AA2                                 PAGE 2 OF 5 PAGES

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1.     NAME OF REPORTING PERSON                        ROBERT F.X. SILLERMAN
       S.S. OR I.R.S ID NO. OF ABOVE PERSON

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
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      NUMBER OF          7. SOLE VOTING POWER                     1,839,638
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER
      OWNED             ------------------------------------------------------
      BY EACH            9. SOLE DISPOSITIVE POWER                1,839,638(1)
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                            1,839,638
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18.8%
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14.   TYPE OF REPORTING PERSON                                           IN
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
(1) After giving effect to the assumed conversion of the 1,024,169 shares of Class B Common Stock, par value $.01 per share (the "SFX Class B Common Stock") beneficially owned by Mr. Sillerman into shares of Class A Common Stock, par value $.01 per share (the "SFX Class B Common Stock").


                             Page 2 of 5 pages

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ITEM 1.           SECURITY AND ISSUER

     The title of the class of equity securities to which this Amendment No. 2 to the statement on Schedule 13D (the "Statement") relates is the Class A Common Stock, par value $.01 per share (the "SFX Class A Common Stock"), of SFX Broadcasting, Inc., a Delaware corporation (the "Company"). The name and address of the principal executive offices of the Company is SFX Broadcasting, Inc., 150 East 58th Street, 19th Floor, New York, New York 10155.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Reference is made to Item 4 of this Amendment No. 2 which is incorporated herein by reference.

ITEM 4.           PURPOSE OF THE TRANSACTION

     The transactions reported in this Amendment No. 2 of this statement on
Schedule 13D are (i) the consummation of the merger (the "Merger"), among the Company, SFX Merger Company and Multi-Market Radio, Inc. ("MMR"), (ii) the approval by the shareholders of the Company of the issuance to Sillerman Communications Management Company ("SCMC"), a company controlled by Mr. Sillerman, of warrants to purchase 300,000 shares of SFX Class A Common Stock and (iii) the transfer of 20,881 shares of SFX Class B Common Stock to Mr. Sillerman pursuant to a agreement (the "Pledge Agreement") between Mr. Sillerman and Mr. Morrow, the Chairman of the Board of Directors of MMR.

     Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of April 15, as amended, among the Company, SFX Merger Company and MMR, on November 22, 1996, SFX Merger Company was merged with and into MMR, and MMR thereby became a wholly-owned subsidiary of the Company. As a result of the Merger, each issued and outstanding share of Class A Common Stock of MMR, par value $.01 per share (the "MMR Class A Common Stock") and Series B Convertible Preferred Stock of MMR, par value $.01 per share (the "MMR Series B Preferred Stock"), was converted into .2983 shares of SFX Class A Common Stock, and each issued and outstanding share of Class B Common Stock of MMR, par value $.01 per share (the "MMR Class B Common Stock") and Original Preferred Stock of MMR, par value $.01 per share, was converted into .2983 shares of SFX Class B Common Stock, which has ten votes per share on most matters.

     In addition, the Company has assumed the outstanding options and warrants of MMR under the same terms and conditions set forth in such option and warrant agreements, except that (i) such options or warrants shall be exercisable for that number of whole shares of SFX Class A Common Stock equal to the product of the number of MMR Class A Common Stock covered by the option or warrant immediately prior to the consummation of the Merger (the "Effective Time") multiplied by .2983 and (ii) the exercise price per share of such SFX Class A Common Stock of such assumed option or warrant shall be equal to the quotient determined by dividing the exercise price per share of MMR Class A Common Stock specified for such warrant of option under the applicable agreement immediately prior to the Effective time by .2983, rounding the resulting exercise price down to the nearest whole cent.

     At the Effective Time, (i) the 257,000 shares of MMR Class A Common Stock, beneficially owned by Mr. Sillerman, (ii) the 80,000 shares of MMR Series B Preferred Stock owned by Mr. Sillerman and (iii) the 493,334 shares of MMR Class B Common Stock owned by Mr. Sillerman were converted into 76,663 shares of SFX Class A Common Stock, 23,864 shares of SFX Class A Common Stock and 147,161 shares of SFX Class B Common Stock, respectively.

     On November 22, 1996, the shareholders of the Company approved the issuance to SCMC of warrants to purchase 300,000 shares of SFX Class A Common Stock, which are

                               Page 3 of 5 pages

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immediately exercisable at an initial exercise price of $33.75. Such warrants were issued pursuant to an agreement between the Company and SCMC, dated April 15, 1996, as partial consideration for SCMC terminating its financial consulting arrangement with the Company and assigning to the Company its rights to receive certain fees for consulting and marketing services payable by MMR and another publicly-held radio broadcasting company.

     As a result of the Merger, Mr. Sillerman also received 20,881 shares of SFX Class B Common Stock pursuant to the Pledge Agreement. The Pledge Agreement provided that Mr. Sillerman receive 53.846% of any consideration received by Mr. Morrow in connection with the transfer of his MMR Class B Common Stock.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) As of November 22, 1996, following the Effective Time, there were approximately 8,063,049 shares of SFX Class A Common Stock outstanding. After giving effect to the conversion of all shares of SFX Class B Common Stock beneficially owned by Mr. Sillerman, there would have been 9,127,985 shares of SFX Class A Common Stock outstanding. The percentages reported in this Amendment No. 2 have been rounded to the nearest one-tenth of a percent.

     Mr. Sillerman beneficially owns 1,839,638 shares of SFX Class A Common Stock, or approximately 18.8%, of the outstanding shares of SFX Class A Common Stock, after giving effect to the assumed conversion of the 1,024,169 shares of SFX Class B Common Stock beneficially owned by Mr. Sillerman into shares of SFX Class A Common Stock, through his beneficial ownership of (i) 19,986 shares owned directly by Mr. Sillerman, (ii) 47,728 shares issued to Mr. Sillerman and 23,864 shares issued to SCMC which are held in escrow but in respect of which Mr. Sillerman and SCMC, respectively, retain the power to vote, (iii) 48,010 shares owned of record by SCMC, (iv) 75,881 shares which may be acquired pursuant to the exercise of options which have vested or will vest in 60 days, (v) 600,000 shares issuable upon the exercise of the warrants issued to SCMC and (vi)1,024,169 shares issuable upon the assumed conversion of the SFX Class B Common Stock. Mr. Sillerman has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all such 1,839,638 shares.


Voting Power

     Since the Company's inception in 1993, Mr. Sillerman has beneficially held a majority of the Company's combined voting power. As of the date hereof, Mr. Sillerman beneficially owns 815,638 shares of SFX Class A Common Stock and 1,024,169 shares of SFX Class B Common Stock which represents approximately 57.0% of the combined voting power of the Company's outstanding voting securities with respect to most matters. The shares of SFX Class B Common Stock are entitled to ten votes per share on most matters.


                               Page 4 of 5 pages

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SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Date:   February 24, 1997


                                  /s/ Robert F.X. Sillerman
                                  ----------------------------
                                  Robert F.X. Sillerman

                               Page 5 of 5 pages